                                                                                     OMB APPROVAL
                                 UNITED STATES                             OMB number:          3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                  Expires:     December 31, 1997
                            WASHINGTON, D.C.  20549                        Estimated average burden
                                                                           hours per response . . . 14.90

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 13)*


                         Dreyer's Grand Ice Cream, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  261878-10-2
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/95)                  Page 1 of 5 pages

CUSIP No. 261878-10-2                    13G                Page 2 OF 5 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       T. GARY ROGERS, individually and as Co-trustee of his family trusts, the Rogers Revocable Trust dated December 31, 1981 and the Four Rogers Trust dated December 23, 1986.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                          (a) [ ]
                                                              (b) [ ]

       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 115,984(1)

          SHARES           --------------------------------------------------
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   1,674,652
         OWNED BY
                           --------------------------------------------------
           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 124,886.25(1)(2)

          PERSON           --------------------------------------------------
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   1,674,652

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,799,538.25

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10


       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       13.37%

       TYPE OF REPORTING PERSON*
  12
       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 115,984 shares Mr. Rogers has the right to acquire on or before March 1, 1997 pursuant to the Issuer's stock option plans.

(2) Includes 8,902.25 shares held in Mr. Rogers' Account in the Issuer's 401(k) Savings Plan based on most recent plan statement.


                               Page 2 of 5 pages

CUSIP No. 261878-10-2                    13G                Page 3 OF 5 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       KATHLEEN T. ROGERS, individually and as Co-trustee of her family trusts, the Rogers Revocable Trust dated December 31, 1981 and the Four Rogers Trust dated December 23, 1986.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                          (a) [ ]
                                                              (b) [ ]

       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 -0-

          SHARES           --------------------------------------------------
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   1,674,652
         OWNED BY
                           --------------------------------------------------
           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 -0-

          PERSON           --------------------------------------------------
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   1,674,652

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,674,652

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10


       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       12.55%

       TYPE OF REPORTING PERSON*
  12
       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 5 pages

T. GARY ROGERS AND KATHLEEN T. ROGERS
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G


Item 1(a).   Name of Issuer: Dreyer's Grand Ice Cream, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                   5929 College Avenue
                   Oakland, California  94618

Item 2(a).   Name of Person Filing:   T. Gary Rogers and his
                                      wife, Kathleen T. Rogers

Item 2(b).   Address of Principal Business Office:

                   5929 College Avenue
                   Oakland, California  94618

Item 2(c).   Citizenship: United States

Item 2(d).   Title of Class of Securities:   Common Stock, $1.00
                                             Par Value

Item 2(e).   CUSIP Number: 261878-10-2

Item 3.      Not applicable.

Item 4.      Ownership:

             (a)   Amount Beneficially Owned as of December 31, 1996:
                   1,799,538.25

             (b)   Percent of Class:  13.37%

             (c)   Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:  115,984(1)
                   (ii)  Shared power to vote or to direct the vote:
                         1,674,652
                   (iii) Sole power to dispose or to direct the disposition of:
                         124,886.25(1)(3)
                   (iv) Shared power to dispose or to direct the disposition of: 1,674,652(2)

             (1) Includes 115,984 shares Mr. Rogers has the right to acquire on or before March 1, 1997 pursuant to the Issuer's stock option plans.

             (2) These shares are held directly by Mr. Rogers and his wife,
                 Kathleen T. Rogers, as Co-trustees of family trusts.

             (3) Includes 8,902.25 shares held in Mr. Rogers' account in the
                 Issuer's 401(k) Savings Plan based on most recent plan statement.

T. GARY ROGERS AND KATHLEEN T. ROGERS
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G


Item 5.      Ownership of Five Percent or Less of Class:  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             1,574,652 and 100,000 of the shares reported herein are held by Mr. Rogers and his wife as Co-trustees of the Rogers Revocable Trust and the Four Rogers Trust, respectively.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:
             Not applicable.

Item 8. Identification and Classification of Member of the Group: Not applicable.

Item 9.      Notice of Dissolution of Group:  Not applicable.

Item 10.     Certification:  Not applicable.

             Signature.

                   After reasonable inquiry and to the best of our knowledge
             and belief, we certify that the information set forth in this statement is true, complete and correct.

             Date: February 4, 1997.


                           /s/  T. Gary Rogers
                         -----------------------------------
                         T. Gary Rogers, individually and as
                         Co-trustee of the Rogers Revocable
                         Trust and the Four Rogers Trust



                           /s/  Kathleen T. Rogers
                         ------------------------------------
                         Kathleen T. Rogers, individually and
                         as Co-trustee of the Rogers Revocable
                         Trust and the Four Rogers Trust


                                  Page 5 of 5